Exhibit 99.1

SECURITIES AND EXCHANGE COMMISSION

B Communications Announces Payment of Dividend

A dividend of NIS 1.27 per share was approved by the Company's Board of Directors

Ramat Gan, Israel - November 19, 2015 - B Communications Ltd. (NASDAQ and TASE: BCOM) announced today that in a meeting held on this date, the Board of Directors of the Company, declared a dividend of NIS 38 million ($10 million), or NIS 1.27 ($0.32) per share.

The actual amount of dividends to be paid in USD will be converted from NIS based upon the representative rate of exchange published by the Bank of Israel on December 10, 2015. The dividend will be payable to all of the Company’s shareholders of record at the end of the NASDAQ trading day on December 10, 2015. The payment date will be December 23, 2015.

Doron Turgeman, CEO of B Communications said today: “The Board’s decision to distribute a dividend for the third consecutive quarter, as well as our ongoing deleveraging process, reflects the significant improvements we have made to our capital structure. With our balance sheet in good shape, we believe now is the right time to return capital to our shareholders, while continuing to maintain sufficient resources to service our debt. We intend to continue to take advantage of Bezeq's cash generation power to further strengthen our financial position and liquidity.”

About B Communications Ltd.

B Communications is a holding company with a controlling interest in Israel’s largest telecommunications provider, Bezeq, The Israel Telecommunication Corp. (TASE: BEZQ). B Communications shares are traded on NASDAQ and the TASE under the symbol “BCOM.” For more information please visit the following Internet sites:

www.bcommunications.co.il

www.ir.bezeq.co.il

www.eurocom.co.il

www.igld.com

Forward-Looking Statements

This press release contains forward-looking statements that are subject to risks and uncertainties. Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, general business conditions in the industry, changes in the regulatory and legal compliance environments, the failure to manage growth and other risks detailed from time to time in B Communications' filings with the Securities Exchange Commission. These documents contain and identify other important factors that could cause actual results to differ materially from those contained in our projections or forward-looking statements. Stockholders and other readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. We undertake no obligation to update publicly or revise any forward-looking statement.